Exhibit 2.6.2

AMENDMENT NO. 2 TO MEMBERSHIP INTEREST PURCHASE AGREEMENT

AMENDMENT NO. 2 (this “Amendment”), dated as of June 30, 2021 to that certain Membership Interest Purchase Agreement (the “Agreement”), dated as of February 21, 2021, as amended by that certain Amendment No. 1 to Membership Interest Purchase Agreement dated April 13, 2021, by and between NextPoint Acquisition Corp., a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia (the “Purchaser”), and Franchise Group Intermediate L, LLC, a Delaware limited liability company (“Seller” and together with Purchaser, the “Parties”). All capitalized terms used herein and not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, the Parties desire to further amend the Agreement as specifically provided herein.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.The definition of “Bonus Agreement” in Section 1.1 of the Agreement is hereby deleted in its entirety and replaced with the following:

““Bonus Agreement” means that certain Success Fee Agreement dated May 1, 2021, between Seller and Motus Advisors, Inc.”

2.All references in the Agreement to “Brent Turner” are hereby replaced with references to “Motus Advisors, Inc.”, other than the reference to Brent Turner in the definition of “Seller’s Knowledge” in Section 1.1 of the Agreement.

3.Section 2.4(a) of the Agreement is hereby deleted in its entirety and replaced with the following:

“At the Closing, the Cash Purchase Price (i) shall be decreased by (y) the FS Reimbursement Amount and (z) the amount of any Real Property Sales proceeds resulting from sales of any of the properties identified in the definition thereof occurring at any time prior to the Closing (including prior to the date of this Agreement), and (ii) shall be increased by any amounts paid by Intermediate L 1 or its Subsidiaries prior to the Closing in connection with the settlement of Case No. BC715076, filed in the Los Angeles Superior Court on July 30, 2018. The net amount after giving effect to (A) the adjustments provided above in this Section 2.4 and (B) the payments made on behalf of Intermediate L 1 or its Affiliates pursuant to Section 2.3(b) is referred to herein as the “Closing Cash Payment.””

4.Section 2.4(b) of the Agreement is hereby deleted in its entirety and replaced with the following:

“At the Closing, the Share Consideration shall be decreased as follows, without duplication: (i) if Closing occurs on or before July 2, 2021, the Share Consideration shall be decreased by 6,300 Proportionate Voting Shares (i.e., $6,300,000), and (ii) if Closing occurs after July 2, 2021 but on or before July 31, 2021, the Share Consideration shall be decreased by 3,300 Proportionate Voting Shares (i.e., $3,300,000). If, notwithstanding the Outside Date, Closing occurs on or after August 1, 2021, there shall no reduction in the Share Consideration.”

5.Section 2.5 of the Agreement is hereby amended to insert the following proviso at the end of the first sentence of such Section:

“; provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, the Closing shall not occur prior to July 1, 2021 without the prior written consent of Purchaser and Seller.”

6.Each of the references to “Two Million Seven Hundred Thousand Dollars ($2,700,000)” in Section 5.3(b)(ii)(C) of the Agreement is hereby replaced with a reference to “One Million Nine Hundred Seventy-Nine Thousand Dollars ($1,979,000)”.

7.Section 5.6 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Seller shall deliver to Purchaser written resignations, effective as of the Closing Date, of those managers, officers and directors, as applicable, of Intermediate L 1 or its Subsidiaries set forth on Section 5.6 of the Disclosure Schedules.”

8.Seller covenants and agrees that prior to the Closing, Intermediate L 1 or its Subsidiaries shall pay the rental amounts due under Real Property Leases for the month of July that are identified on Schedule A attached hereto.

9.All terms and provisions of the Agreement not amended hereby shall remain in full force and effect in accordance with their respective terms.

10.The provisions of Article 1 (Definitions) and Article 9 (General Provisions) of the Agreement are incorporated herein by reference and shall apply to the terms and conditions of this Amendment and the parties hereto mutatis mutandis.

11.Purchaser hereby evidences its consent to (i) the terms and conditions set forth in that certain Memorandum of Understanding - Settlement Terms relating to the settlement of Case No. BC715076, filed in the Los Angeles Superior Court on July 30, 2018, a true and correct copy of which has been provided to Purchaser (the “Settlement MOU”), (ii) the terms and conditions set forth in that certain Letter of Intent dated May 31, 2021 between Techgrity, LLC and LTS Properties, LLC relating to the potential sale of 1716 Corporate Landing Parkway, Virginia Beach, VA 23454 and 1732 Corporate Landing Parkway, Virginia Beach, VA 23454 (the “Real Property LOI”), and (iii) Seller, Intermediate L 1 or its Subsidiaries taking, or causing to be taken, any appropriate action as may be required to pursue and consummate the transactions contemplated by the Settlement MOU and the Real Property LOI; provided, however, that Purchaser acknowledges and agrees that (y) it is not anticipated that such transactions will be consummated prior to the Closing, and (z) there is no guarantee that such transactions will be consummated.

12.This Amendment may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same Amendment. Signatures of the Parties transmitted by PDF counterpart shall be deemed to constitute originals and may be relied upon, for all purposes, as binding on the transmitting party hereto. The Parties intend to be bound by the signatures transmitted by PDF counterpart, are aware that the other Parties will rely on such signature, and hereby waive any defenses to the enforcement of the terms of this Amendment on the form of signature.

IN WITNESS WHEREOF the Parties have hereunto caused this Amendment to be duly executed as of the date first above written.

NEXTPOINT ACQUISITION CORP.
By: /s/ Andrew Neuberger
Name: Andrew Neuberger
Title: Chief Executive Officer

FRANCHISE GROUP INTERMEDIATE L, LLC
By: /s/ Brian Kahn
Name: Brian Kahn
Title: President and Chief Executive Officer